RESPONSE BIOMEDICAL CORPORATION

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting (the “Meeting”) of the shareholders of RESPONSE BIOMEDICAL CORPORATION (the “Company”) will be held at the 1300-1500 Event Rooms of the Simon Fraser University, Vancouver Segal School of Business, 500 Granville Street, Vancouver, British Columbia at 2:00 p.m. (Vancouver time) on June 3, 2008 for the following purposes:

1.	to receive and consider the consolidated financial statements of the Company for the financial year ended December 31, 2007, together with the auditors report thereon;

2.	to fix the number of Directors at six and to elect Directors to hold office until the next annual general meeting;

3.	to re-appoint Ernst & Young LLP as the auditors of the Company to hold office until the next annual general meeting at a remuneration to be fixed by the Board of Directors;

4.

to consider and, if thought fit, to approve an ordinary resolution approving the adoption of the Company’s 2008 Stock Option Plan as described in the accompanying Information Circular. The complete text of the proposed resolution is set out in Schedule “A” to the accompanying Information Circular; and

5.	to transact such further and other business as may be properly brought before the Meeting.

Accompanying this Notice of Meeting are: (i) an Information Circular; (ii) a form of Proxy for use at the Meeting; and, (iii) a reply card for use by shareholders who wish to receive the Company’s interim and annual financial statements and management’s discussion and analysis thereon.

If you are a registered shareholder and are unable to attend the Meeting in person, please date and execute the accompanying form of proxy and deposit it with Computershare Investor Services Inc., Attention: Stock Transfer Services, 100 University Avenue, 9th Floor, Toronto, Ontario, Canada, M5J 2Y1 not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the Meeting or any adjournment thereof.

Many shareholders of the Company are non-registered shareholders. These shareholders fall into two categories: (a) non-objecting beneficial owners (or “NOBOs”) who do not object to their name and address being given to the Company; and, (b) objecting beneficial owners (or “OBOs”) who do object to their name and address being given to the Company.

If you are a NOBO, the Company’s agent (Computershare Investor Services Inc.) has sent the enclosed materials directly to you and has obtained your name, address and information about your holdings of securities in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials directly to you, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and, (ii) executing your proper voting instructions. Please return your voting instructions as specified in the enclosed voting instruction form provided by Computershare Investor Services Inc.

If you are an OBO and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other intermediary.

If you are a non-registered shareholder and do not complete and return the materials in accordance with the foregoing instructions, you may lose the right to vote at the Meeting.

If you have any questions about the procedures to be followed to qualify to vote at the Meeting or about obtaining and depositing the required form of proxy, you should contact Computershare Investor Services Inc. by telephone (toll free) at 1-800-564-6253.

This Notice of Meeting, the Information Circular, the form of Proxy and the reply card are first being sent to shareholders of the Company on or about May 5th, 2008.

DATED at Vancouver, British Columbia, this 5th day of May, 2008.

BY ORDER OF THE BOARD

(signed) S. WAYNE KAY
Chief Executive Officer and Director